William J. Evers

Vice President & Counsel

Tel: 212-314-5027

Fax: 212-314-3953

January 27, 2012

VIA EDGAR CORRESPONDENCE

Alison White, Esquire

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	Separate Account A of AXA Equitable Life Insurance Company

Post-Effective Amendment No. 7 to Registration Statement on Form N-4

File Nos.: 333-153809 and 811-01705

Dear Ms. White:

On January 25, 2012, AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) transmitted via EDGAR for filing pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”), Post-Effective Amendment No. 7 and Amendment No. 242 (the “Amendment”) to AXA Equitable’s Form N-4 Registration Statement under the 1933 Act and the Investment Company Act of 1940, respectively (File Nos.: 333-153809 and 811-01705). The Amendment relates to the addition of the Guaranteed Withdrawal Benefit for Life (“GWBL”) to the EQUI-VEST® (Series 201) deferred annuity contract. The GWBL is an optional benefit that will be available to both new and current contract owners.

As of the date of the Post-Effective Amendment referenced above, the Company had not yet determined the charge for the GWBL. Currently, the disclosure regarding charge can be found in in two sections of the EQUI-VEST® (Series 201) prospectus, as filed, on pages 11 and 46. When the Company files a subsequent Post-Effective Amendment to address Staff comments and to add various items referenced in our January 25, 2012 transmittal letter, we will also add the disclosure regarding the charge for the GWBL.

Please contact the undersigned at 212-314-5027 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

/s/ William J. Evers
William J. Evers

cc:	Christopher E. Palmer, Esq.

Goodwin Procter LLP